NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	December 13, 2017

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
ADVANCES THE COMMERCIALIZATION OF ITS ASCS SUSPENSION

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that the Company has completed the design and implementation of its proprietary Active Suspension Control System (ASCS). Kelso has successfully outfitted a 2017 Ford F150 production prototype (Prototype) with the ASCS. The Prototype features our suspension-related patents (pending) that have been designed to provide heavy duty performance capability in rugged outback terrains as well as standard road conditions.

Implementation of Kelso’s business infrastructure and plans for the ASCS project has commenced. The ASCS division of Kelso will operate under the Company’s wholly owned British Columbia subsidiary KIQ X Industries Inc (KIQX) located in Kelowna, BC, Canada. ASCS equipment will be marketed under the trade name Kelso KIQ X Gear™. All requirements of commercial production including sub-contracted facilities & equipment, supply chain and engineering are expected to be completed on or before the end of February 2018.

The ASCS is a unique suspension methodology based on thirty years of research and experience. It is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles. Vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities. The basic design premise of the ASCS is to manage the center-of-gravity of the vehicle with automated gyroscopic controlled air suspension. This ensures that the driver, passengers and payload remain in a stable position when driving in difficult rugged outback terrains including flooded areas. The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Commercial sales and distribution are expected on or before March 1, 2018. Initial marketing initiatives for KIQ X Gear will focus on customers requiring reliable suspension performance in operations involving search & rescue, military, railroad, police & border patrol, first responders, railroads, mining, forestry, agriculture, ranching, pipelines, telecommunications, oil, gas, electric transmission and recreation.

James R. Bond, CEO of the Company comments that: “Our ASCS program is a key opportunity for Kelso to expand its brand in new non-railroad related markets. Many areas around the world such as Africa, Australia, Middle East and North America require high-performance outback suspension technology. The ASCS suspension is a key addition to our diversification business model. Our focus is to create a new breed of high-value Kelso products that can generate multi-million dollar cash flows from domestic and international markets.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that all requirements of commercial production including subcontracted facilities & equipment, supply chain and engineering are expected to be completed on or before the end of February 2018; that the ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles; that vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities; that commercial sales and distribution are expected on or before March1, 2018; and that the ASCS suspension is a key addition to our diversification business model that can generate multi-million dollar cash flows from domestic and international markets. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation, that we may not be able to raise the funds we expect, the risk that completion of products may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages;, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com